
February 26, 2018

Kent Wilson
Chief Executive Officer and President
Alpine 4 Technologies Ltd.
4742 N. 24th Street Suite 300
Phoenix, AZ 85016

      Re: 10-K filed April 14, 2017
           10-Q filed November 14, 2017
           File No. 000-55205

Dear Mr. Wilson:

We issued a comment on the above captioned filings on December 14, 2017. On February 5, 2018, we issued a follow-up letter informing you that the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

We note your response dated February 6, 2018. As you are unable to file the required financial statements, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Since you are unable to file the required financial statements, we will not declare effective any registration statements or post-effective amendments until the financial statements of Horizon Well Testing LLC are no longer required to be included in the registration statement or post-effective amendment pursuant to Rule 8-04 of Regulation S-X. Also refer to the eligibility requirements for the use of Form S-3 under General Instruction I.A.3 of Form S-3. Further, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you are no longer required to include the required financial statements. This restriction does not apply to:

    (a) offerings or sales of securities upon the conversion of outstanding convertible

      securities or upon the exercise of outstanding warrants or rights;

    (b) dividend or interest reinvestment plans;

    (c) employee benefit plans;

    (d) transactions involving secondary offerings; or

    (e) sales of securities under Rule 144.

    Please contact Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3810 with any questions.

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